

November 12, 2013

Via E-mail

John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

>   **Re: Cornerstone Therapeutics Inc.**
>   **Schedule 13E-3 filed by Cornerstone Therapeutics Inc., Chiesi**
>   **Farmaceutici S.p.A., and Chiesi U.S. Corporation**
>   **Filed October 17, 2013**
>   **File No. 005-79887**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 17, 2013**
>   **File No. 000-50767**

Dear Mr. Healy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3
Item 9. Reports, Opinions, Appraisals and Negotiations

1.   If any of these reports were written, please amend your disclosure to incorporate the following reports and file them as exhibits:

- Lazard's update to its preliminary financial analysis of the company delivered on April 26, 2013 as stated on page 19;
- Lazard's update to the financial analysis based on updates to the F-1 Forecast that had been provided by management on May 9, 2013 as stated on page 21;

- the revised F-1 Forecast prepared by Lazard at the direction of the Special Committee on page 22;
- Lazard's proposal based on a CVR discussed on July 24, 2013 as stated on page 24; and
- Lazard's analysis on the impact of the CARDENE I.V. litigation and valuation of PERTZYE requested on August 23, 2013 as stated on page 26.

Item 10. Source and Amounts of Funds or Other Consideration

2.   Please amend your disclosure to include the expenses expected to be paid by Chiesi and Chiesi US.

Preliminary Proxy Statement
General

3.   You state that certain summaries are qualified by reference to the full text of the document. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please remove such statements regarding the opinion of Lazard on pages 4 and 33, the summary of the merger agreement on page 76, the summary of financial data on page 93, and the summary of appraisal rights under the DGCL on page 99.

Summary Term Sheet, page 1

4.   Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction and the Special Factors for all filing persons.

Questions and Answer, page 9

5.   Please consider consolidating this section and the Summary Term Sheet to avoid duplication and highlight the most material terms of the proposed transaction.

Special Factors
Background of the Merger

6.   We note on page 17 that the Special Committee consists solely of independent and disinterested directors. Disclose what standard of "independence" you use in describing the members of the Special Committee. For example, state if they are independent consistent with the standards of a specific exchange.

7.   We note that Lazard made presentations to the Special Committee throughout the negotiations period, and which are filed as exhibits to the Schedule 13E-3. Please disclose a summary of each report as required by Item 1015(b)(6) of Regulation M-A.

8.   Please refer to the first paragraph on page 20. Revise your disclosure to describe Chiesi's intention in alerting Cornerstone to its right to remove and replace all of the non-Chiesi directors and the company's senior management team. Was Cornerstone or any of its advisors unaware of this fact? Did Chiesi intend to increase the pressure on Cornerstone to accept its proposed terms?

9.   Please revise the first paragraph relating events on May 6, 2013 to describe the "alternatives realistically available" at that time.

10.   We note on page 22 that the Special Committee asked Chiesi to allow it to contact potential third-party acquirers if Chiesi rejected the counter-proposal of $10.25 per share. Please clarify if the company agreed to any restrictions on contacting other parties as part of the negotiation process.

11.   Expand your disclosure of the Special Committee's engagement of the financial advisor, Lazard to serve as financial advisor to the Special Committee in connection with the going private transaction. Further, disclose the consideration the Special Committee gave to engaging an alternative financial advisor.

12.   We note that Lazard informed the Special Committee that two third parties had separately contacted Lazard regarding each third party's potential interest in acquiring certain of the company's products on page 18. We also note on page 22 that Chiesi's unwillingness to support a process in which third parties were given the opportunity to acquire the entire company. Please expand your disclosure to address the Special Committee's consideration of a third party offer for certain company products or assets. Additionally, please explain why the Special Committee did not ask Lazard to consider a sale transaction to a third party of specific assets such as CRTX 067 as part of the overall merger.

13.   Please expand your disclosure to describe the interest from each of the two third parties and the products these third parties were interested in purchasing. Additionally please describe any other indications of interest you received during the negotiation process, and if these indications of interest were used as part of the valuation or negotiation process.

14.   Please clarify whether Lazard recommended the amount of consideration to be paid as a part of each of its financial analysis. Additionally, we note on page 26 that Lazard advised that $9.25 per share would be a good result, but that the Special Committee could and should continue to negotiate to obtain a higher price. Please clarify that Lazard recommended the amount of consideration to be paid.

15.   We note that management provided an updated F-1 Forecast on May 9, 2013. We also note that the Special Committee directed management to update the F-1 Forecast in the ordinary course. We also note that the Special Committee directed Lazard to revise the financial projections contained in the F-1 Forecast on May 24, 2013. Please explain the reason that the Special Committee did not ask

management to revise the company's forecasts, expand on how the forecast was revised, state any analysis determinations or conclusions provided by Lazard, and the basis for the effect of the revision. Additionally, with a view towards revised disclosure, please state if management has updated the F-1 Forecast in the ordinary course.

16. We note your company's recent performance in which net revenues grew 88% year-over-year. It also appears that management may have designed the initial F-1 Forecast to be conservative. Please disclose any additional communications between management and the Special Committee or Board regarding the expected financial growth of the company, and clarify if the company's management agreed with the Special Committee's decision to adjust the F-1 Forecast.

17. We note that the Special Committee directed Lazard to revise the financial projections contained in the F-1 Forecast on May 24, 2013. We also note in the opinion of Lazard that Lazard utilized the most recent set of financial forecasts provided by management of Cornerstone, as adjusted by the Special Committee. Please have Lazard revise its opinion to clarify that it made the revisions to the financial projections. Additionally, to the extent that Lazard engaged in any analysis, determinations, or conclusions in the process of revising the financial projections, please have Lazard revise its opinion accordingly.

18. We note on page 28 that Mr. Collard agreed to sign the voting agreement. Please revise this section to describe all contacts and negotiations relating to the voting agreement.

Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee
The Special Committee: Recommendation, page 29

19. We note your disclosure on page 29 and elsewhere in the proxy statement that the Special Committee and the Board determined that the merger is fair to and in the best interests of our stockholders other than Chiesi and its subsidiaries. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated security holders*. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

20. Please revise to specifically state that the Special Committee, the Board, Chiesi, and Chiesi US's determinations address both substantial and procedural fairness.

21. We note your disclosure on page 20 that Chiesi had the right to remove and replace all of the non-Chiesi directors and the Company's senior management team. Please discuss how the Special Committee was able to make a fair determination given this possibility.

22.   Please address how any filing person relying on the opinion of Lazard is able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of your shares other than the Cornerstone, Chiesi, and Chiesi US, rather than all security holders unaffiliated with the company.

23.   We note that the Special Committee considered the Lazard presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Lazard's analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A.

24.   Note that to the extent the Special Committee's discussion and analysis does not address each of the factors listed Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factors were not deemed material or relevant. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (vi) or (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

25.   We note that three of the company's four multiples for the current transaction used by Lazard in its Selected Companies Analysis are lower than the comparable companies' "Low" multiple. Please revise this section to discuss how the Special Committee considered such results in its determination both to use Lazard's analysis and to make its fairness determination.

Opinion of Lazard Frères & Co. LLC

26.   Please revise your disclosure to show how Lazard arrived at the multiples/values disclosed for each analysis. Also, disclose the data underlying the results described in each analysis. For example, disclose: (i) the enterprise values, net revenue, LTM EBITDA, and forward net revenue and EBITDA for each precedent transaction that is the basis for the multiples disclosed on page 38 with respect to the Selected Precedent Transaction analysis, (ii) the enterprise value, estimated net revenue and EBITDA for each company that resulted in the multiples disclosed on page 39 with respect to the Selected Companies analysis, and (iii) the company's forecasts that were used in conducting the Sum-of-the-Parts and Going-Concern Discounted Cash Flow analyses (or cross-references to those forecasts).

Sum-of-the-Parts Discounted Cash Flow Analysis, page 36

27.   Please describe the basis for using an estimated weighted average cost of capital rate of 11%, and selecting the two terminal growth rates of 10% and 0%.

Going-Concern Discounted Cash Flow Analysis, page 37

28.   Please describe the basis for using the specific ranges of weighted average cost of capital and of terminal growth rates.

Selected Precedent Transaction Analysis, page 37

29.   Please describe the basis for selecting the transactions for purposes of comparison.

Selected Companies Analysis, page 38

30.   Please describe the basis for selecting the companies for purposes of comparison.

Additional Analyses, page 39

31.   Please explain why the additional analyses appearing on pages 39-40 were used for information purposes only and were not material to Lazard's opinion. When was the decision made to treat these analysis as informational only and who made that determination.

Consultation with Jefferies, Financial Adviser to Chiesi, page 46

32.   Expand your disclosure of Chiesi's engagement of the financial advisor, Jefferies in connection with the going private transaction. Name the individual or individuals of Chiesi who engaged Lazard. Further, disclose the consideration Chiesi gave to engaging an alternative financial advisor. Additionally, please incorporate this disclosure into the company's filing on Schedule 13E-3.

33.   Please revise to disclose the data underlying the results described in each analysis for each presentation and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values, estimated revenue and adjusted EBITDA information for each comparable company that is the basis for the multiples disclosed on page 49 with respect to the Selected Public Companies analysis, and (iii) the transaction data from each transaction that resulted in the multiples disclosed on page 50 with respect to the Selected Precedent Transactions analysis.

May 2, 2013 Preliminary Financial Analysis, page 48

34.   Please describe the basis for using an EBITDA exit multiple of 8.0x to 10.0x.

35.   Please describe the basis for selecting the companies for purposes of comparison.

36.   Please describe the basis for selecting the transactions for purposes of comparison.

July 15, 2013 Preliminary Financial Analysis, page 50

37.   Please describe the basis for using an EBITDA exit multiple of 4.0x to 8.0x. Please explain the reason for differences between these EBITDA exit multiples and those used in the financial analysis provided on May 2, 2013.

38.   We note that Jefferies applied a discount rate of 14.0% to 15.0% in the financial analyses performed on May 2, 2013 based on its professional judgment. We also note that Jefferies applied a discount rate of 14.5% to 16% in its July 15, 2013 financial analysis based on its professional judgment. Please explain the reason for differences between these two ranges and the reason that Jefferies' financial judgment changed in this two month period.

39.   Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Certain Effects of the Merger, page 53

40.   Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Projected Financial Information, page 54

41.   Please disclose the assumptions used in preparing the projected financial information.

F-1 Forecast, page 55

42.   Please disclose the full set of financial projections made available to the financial advisors instead of summaries as you indicate on page 56 and 57.

43.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Apply this comment also to the projections appearing on page 46.

44.   We note on page 21 that following the filing of your quarterly report for the quarter ended March 31, 2013 the F-1 projections were updated. Please disclose in an appropriate location of the proxy statement whether such an update was also prepared following the second quarter report.

45.   On a related note, your disclosure indicates that the updating of the F-1 projections was done as a result of the "Company's failure to achieve the operating results projected in the F-1 Forecast for the first quarter of 2013." We note, however, that your May 9, 2013 F-1 Forecast Update for FY13 and FY14 is similar or better than the original forecast. Please explain.

Treatment of Common Stock Owned by our Executive Officers and Directors, page 59

46.   Please disclose the payments to be received by each officer and director as a result of his or her share ownership.

Important Information Regarding Cornerstone
Directors, page 88

47.   Please clarify the relationship between Chiesi and Chiesi US and the companies to which Marco Vecchia serves as a board member. Specifically, please state if these companies are direct or indirect subsidiaries, affiliates, or parent companies of Chiesi or Chiesi US.

Selected Summary Historical Consolidated Financial Data, page 92

48.   Please update your disclosure given your filing of the quarterly report on Form 10-Q on November 7, 2013.

Important Information Regarding Chiesi and Chiesi US
Chiesi and Chiesi US, page 106

49.   We note the statement that the company does not assume responsibility for the accuracy or completeness of the information contained in the section labeled "Important Information Regarding Chiesi and Chiesi US" of the proxy statement. This statement is inconsistent with the disclosures in the Schedule 13E-3, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Important Information Regarding Chiesi and Chiesi US
Directors, page D-1

50.   Please provide the business and background information for Ugo Di Francesco, Alessandro Chiesi, and Danilo Piroli.

Form of Proxy Card

51.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Matthew Jones at (202) 551-3786 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions